EXHIBIT 27(d)(6)

                                 FORM OF RIDER










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                            ACCELERATED BENEFIT RIDER

This rider is part of the policy to which it is attached. Except as stated in this rider, it is subject to all of the provisions contained in the policy.

THE BENEFIT PAID UNDER THIS RIDER MAY BE TAXABLE. YOU SHOULD CONSULT YOUR PERSONAL TAX ADVISOR REGARDING POSSIBLE TAX CONSEQUENCES.

POLICY NUMBER:                      [3000000]

INSURED:                            [John M. Doe]

RIDER DATE:                         [January 10, 2002]

ADMINISTRATIVE CHARGE:              [$300.00]

MAXIMUM PROPORTION
ALLOWABLE:                          [75%]

MAXIMUM ACCELERATED
BENEFIT:                            [$250,000]

MINIMUM REMAINING
FACE AMOUNT:                        [$10,000]


                                   DEFINITIONS

ELIGIBLE AMOUNT
The amount of insurance under the policy that is eligible for accelerated payment. It is equal to the death benefit of the Basic Policy at the time of claim plus any term insurance amounts In Force provided by rider on the life of the Insured, which provides coverage renewable to the Insured's Attained Age 95 or beyond, but exclusive of any other supplemental rider death benefits.

PROPORTION
The percentage of the Eligible Amount that will be accelerated under this rider. The Proportion is chosen by You at the time of election of an accelerated benefit, subject to the following limitations. The Proportion elected:

1. can be no more than the Maximum Proportion Allowable as specified in this rider:

2. cannot result in a remaining death benefit below the minimum as specified in this rider; and

3.  cannot result in a Requested Benefit that exceeds the Maximum Accelerated

Benefit shown above.

This rider terminates upon payment of the accelerated benefit.

MAXIMUM ACCELERATED BENEFIT
The Maximum Accelerated Benefit is as shown above. The Maximum Accelerated Benefit applies, in aggregate, to all policies issued on the Insured by Us.

REQUESTED BENEFIT
The Proportion multiplied by the Eligible Amount.




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TERMINAL ILLNESS
An illness or condition that is expected to result in the Insured's death within six months based on evidence satisfactory to Us as defined under the Proof of Terminal Illness section below.


                                     GENERAL

RIDER DESCRIPTION
This rider allows you to elect an accelerated benefit upon Terminal Illness of the Insured. The election must be made by a Written Request signed by you. We must also receive proof satisfactory to Us of the Insured's Terminal Illness as described in the Proof of Terminal Illness section below. The amount of the accelerated benefit will be adjusted as described under the Payment Made to You section below. The resulting payment will be made in a lump sum. Policy Values, Cash Surrender Values, loan values and the death benefit as specified in the policy to which this rider is attached will be reduced if you receive an accelerated benefit. There is no charge for this rider.

PAYMENT MADE TO YOU
The amount of the payment made to You will be determined by discounting the Requested Benefit at Our then current discounting rate for a period of twelve
(12) months, to reflect the early payment of insurance proceeds under the policy.

Our discounting rate will be subject to the higher of:

1.   5%; or

2. the Published Monthly Average for the calendar month ending two months before the Policy Anniversary on or immediately preceding the date that We receive Your Written Request for payment under this rider.

The published Monthly Average will be:

1. The Corporate Bond Yield Average -- Monthly Average Corporates as published by Moody's Investors Service, Inc. or any successor to that Service; or

2. If that Monthly Average is no longer published, a substantially similar average, established by regulation for policy loan rates issued by the insurance supervisory official of the state where the rider was delivered will be applicable.

If the discounting rate computed for a Policy Year is no more than 1/2% higher than the rate in effect for the previous policy year, then we will maintain such prior year's rate.

If the discounting rate computed for a policy year is no more than 1/2% lower than the rate in effect for the previous Policy Year, then we may, at our discretion, maintain such prior year's rate.

If the Cash Surrender Value multiplied by the Proportion exceeds the discounted value, then the discounted Requested Benefit will be increased to equal such greater amount.

The discounted Requested Benefit is reduced by the Proportion of any Policy Debt, including any unpaid loan interest, and the Proportion of any other amounts due Us from You. This result is then reduced by Our then current Administrative Charge for benefits under this type of rider, not to exceed the maximum as specified in this rider. The amount that remains is the payment that will be made to You.

In the event that the Insured dies after the Written Request but before We make the payment, and We receive written notice at Our Main Administrative Office during this period of this event, the request will be considered void, and no payment will be made under this rider.



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EFFECT ON CONTRACT
The following values will be reduced by the Proportion at the time the payment is made to You:

1.  the future planned premium payable on the Basic Policy;

2.  the Face Amount of the policy at the time of claim;

3.  the Policy Value;

4.  any remaining surrender charge;

5.  the Cash Surrender Value; and

6.  any Policy Debt including any unpaid loan interest.

If this rider is attached to a variable life insurance policy that permits fund investment in various Subaccounts of Our Variable Universal Life Separate Account, the reduction in Policy Value will be achieved through a proportionate reduction in this policy's share in the value of each subaccount based on the allocation You request at the time of Your accelerated benefit request. If no allocation request is made, the assignment to each Subaccount will be made in the same manner as provided for monthly deductions.

Future values under the policy will be determined in a manner consistent with that under the original policy, as adjusted to reflect the above reductions.

PROOF OF TERMINAL ILLNESS
A licensed physician, who is not Yourself or a member of Your family, must provide Us with evidence satisfactory to us of the Insured's Terminal Illness. We reserve the right to obtain a second medical opinion from a physician of Our choosing at Our expense.

CONDITIONS
Payment under this rider is subject to the following conditions:

1.   The policy must not have lapsed.

2. We will require the consent of any assignees and irrevocable beneficiaries to any request for payment under this rider.

3. No payments will be made under this rider to satisfy the claims, demands, or obligations of any creditor, trustee in bankruptcy or governmental agency, or arising under any court order directed against You, to the extent that We have written notice thereof.



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Rider Termination
This rider will terminate on the earliest of:

1.   termination of the Basic Policy;

2. the first Monthly Calculation Day following Our receipt from You of a Written Request to cancel this rider; or

3.   Payment of any benefit under this rider.



                         PHL Variable Insurance Company

                             /s/ Robert W. Fiondella

              Chairperson of the Board and Chief Executive Officer


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